Greka Energy Corporation and Subsidiaries

                                  Exhibit 11.1





                                                         Three Months Ended
                                                              March 31,

                                                       2000             1999
                                                    ----------      ------------
Basic Earnings
            Net Income to Common Shares             $  878,989      ($1,132,542)


Basic Shares
            Weighted Average Outstanding             4,339,940        3,025,655


Basic Earnings (Loss) per Share                           0.20            (0.38)
                                                    ===========     ============

Diluted Shares
            Weighted Average Outstanding             4,494,546        3,025,655


Diluted Earnings per Share                               $0.20           ($0.38)
                                                    ===========     ============